[SHIP LOGO VANGUARD /(R)/]


                                                  P.O. Box 2600
                                                  Valley Forge, PA 19482-2600

                                                  610-503-2398
                                                  Barry_A_Mendelson@vanguard.com

                                March 29, 2007
via electronic filing

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:      Vanguard Bond Index Funds
         File No. 33-6001

Dear Mr. Sandoe:

         This letter responds to your telephone comments of March 2, 2007 on Post-Effective Amendment No. 43 to the registration statement of the above-referenced registrant, which was filed on January 17, 2007.


COMMENT 1: PROSPECTUS (ETF SHARE CLASS VERSION) - PRIMARY INVESTMENT STRATEGIES

Comment: Each Fund's Primary Investment Strategies states that "The Fund maintains a dollar-weighted average maturity consistent with that of the Index, which currently ranges between [x] and [y] years." Please add the average maturity as of a recent date to this statement.

Response: We will make the requested modification. The revised disclosure will read: "The Fund maintains a dollar-weighted average maturity consistent with that of the Index, which generally ranges between [x] and [y] years and, as of December 31, 2006, was [x.y] years."



COMMENT 2: PROSPECTUS (ETF SHARE CLASS VERSION) - PRIMARY INVESTMENT STRATEGIES

Comment: Each Fund's Primary Investment Strategies states that "...at least 80% of the Fund's assets will be invested in bonds held in the Index." This disclosure is consistent with Investment Company Act Rule 35d-1; accordingly, no modification is required. However, an index fund normally would invest more than 80% in securities that comprise its target index. Is this the case with the Bond Index Funds?

Response: Yes. Each fund typically invests more than 90% of its assets in the bonds of its target index.

Christian Sandoe, Esq.
March 29, 2007
Page 2

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AS REQUIRED BY THE SEC, THE FUND ACKNOWLEDGES THAT:

     o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

     o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
     o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                 Sincerely,



                                                 Barry A. Mendelson
                                                 Principal and Senior Counsel
                                                 The Vanguard Group, Inc.